December 10, 2014

H. Roger Schwall

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FWF Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 25, 2014
File No. 333-199583

Dear Mr. H. Roger Schwall;

In response to your letter dated December 9, 2014 the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of FWF Holdings Inc. (the “Company”. Amendment No. 2 to Amendment No. 1 to Registration Statement on Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments. For your convenience, we have reproduced below the comments contained in the Staff’s December 9, 2014 letter in italicized text immediately before our response.

General

1.

We note your response to our prior comment 1. However, the OTCQB, which you mention in your filing, is one of the marketplaces of the OTC Markets. Please explain the basis for your review that the OTC Markets’ list of prohibited attorneys would not apply with regard to the OTCQB.

1

Response:

We have revised our disclosure by deleting all references to the OTCQB and OTC Markets.

Description of Business, page 21

2.

We note your response to our prior comment 5 and the copies of source materials you provided in your response. Please provide us with additional source materials mentioned in the “Description of Business” section on pages 21 and 25 and explain whether any of the sources requires the payment of a fee in order for the general public to gain access. To expedite our review, you may wish to mark the source material to indicate where support can be found for the assertions in your disclosure.

Response:

•

We have provided copies of the additional source materials mentioned in the Description of Business section of the document for your review. Further, we confirm that the additional source materials referred to in the document does not require payment of a fee in order for the general public to access.

•	We note that a statement made in our Market Segmentation section was not clear as it relates to the source documentation. We have revised our disclosure to clarify statement.

3.	We note your link to a Bloomberg TV video on page 24 does not appear to work (http://bloomberg.com/video/the-five-best-selling-hot-sauces-ZgWBQ1mi29rGYoYgOA.html). Please revise as appropriate.

Response:

We have revised our disclosure to show the appropriate link. Bloomberg has a tendency to change or delete the link so we have revised our disclosure to show the Bloomberg TV video via the Youtube link.

We trust our responses meet with your approval.

Sincerely,

/s/ Nami Shams
Nami Shams
President

2

WWW.IBISWORLD.COM Fast Food Restaurants in the US April 2010 3

Industry at a Glance

Fast Food Restaurants in 2010

Key Statistics Snapshot

Revenue	Annual Growth 05-10	Annual Growth 10-15
$184.0bn	0.4%	2.5%
Profit	**Wages**	**Businesses**
$8.3bn	$48.0bn	300,645

Market Share

- McDonald's Corporation 12.7%
- Yum! Brands, Inc. 9.7%
- Wendy's/Arby's Group, Inc. 6.6%
- Starbucks Corporation 5.9%
- Burger King Corporation 5.1%

p. 21

Key External Drivers

- Per capita disposable income
- Health consciousness
- Consumer sentiment index
- Competition from full service restaurants

p. 4

Revenue vs. employment growth

6
3
0
-3
-6
% change
Year 02 04 06 08 10 12 14
Revenue
Employment

Per capita disposable income

4
3
2
1
0
-1
% change
Year 03 05 07 09 11 13 15

SOURCE: WWW.IBISWORLD.COM

Business locations

9118
Rocky Mountains
13615
New England
16120
Plains
57855
Southeast
26948
Southwest
47151
West
38034
Great Lakes
41464
Mid-Atlantic

SOURCE: WWW.IBISWORLD.COM

Industry Structure

Life Cycle Stage	Mature	Regulation Level	Heavy
Revenue Volatility	Low	Technology Change	Medium
Investment Requirements	Low	Barriers to Entry	Low
Industry Assistance	None	Industry Globalization	High
Concentration Level	Low	Competition Level	High

FOR ADDITIONAL STATISTICS AND TIME SERIES SEE THE APPENDIX ON PAGE 39

3

Grocery Retailers in the US

EUROMONITOR INTERNATIONAL

Search our content by:

Retailing

COUNTRY REPORT

Grocery Retailers in the US

May 2014 | Pages: 66

EXECUTIVE SUMMARY

TRENDS

The US continued its economic recovery in 2013 and there was some disparity between the relative successes of many consumers. High-income consumers were able to maintain their spending habits while many others looked for ways to reduce their monthly spending. The grocery market bears this out and the results were evident when studying the performance of various market segments. Grocery retailers in the US experienced significant polarisation as both upscale and economy retailers outpaced the overall performance.

COMPETITIVE LANDSCAPE

Wal-Mart Stores Inc remained the largest grocery retailer in the US with 25% value share of overall grocery retailers followed by Kroger Co with 8%. Wal-Mart's value sales grew by 2% in 2013 and the company continued to reduce its mass merchandising locations in order to increase the number of hypermarkets and a variety of smaller locations. Wal-Mart's smaller formats include Walmart Markets, Walmart Express stores and Walmart on Campus locations. These stores are all designed to serve locations that are not suitable for Walmart Supercenter locations.

PROSPECTS

The most important factor driving growth over the forecast period will be the effects of segmentation on consumers. Affluent consumers will continue to look for unique offerings from grocery providers. Upscale offerings from delis, produce, seafood and meat offerings are expected to increase as consumers look to purchase local, organic and non-environmentally damaging foods. These foods are all premium items that command a higher price and draw more discerning customers. In order to attract the dollars of these consumers, retailers will have to continually differentiate themselves through other services and a higher level of service.

Samples (FAQs about samples):

Sample Grocery Retailers Market Research Report

Sample Grocery Retailers Data

Delivery: Files are delivered directly into your account within a few minutes of purchase.

Overview

Discover the latest market trends and uncover sources of future market growth for the Grocery Retailers industry in USA with research from Euromonitor's team of in-country analysts.

Find hidden opportunities in the most current research data available, understand competitive threats with our detailed market analysis, and plan your corporate strategy with our expert qualitative analysis and growth projections.

If you're in the Grocery Retailers industry in USA, our research will save you time and money while empowering you to make informed, profitable decisions.

The Grocery Retailers in USA market research report includes:

- Analysis of key supply-side and demand trends
- Detailed market shares for international and locally-based retailers
- Historic volumes and values, company and brand market shares
- Five year forecasts of market trends and market growth
- Robust and transparent market research methodology, conducted in-country

Our market research reports answer questions such as:

- How is grocery retailing performing in USA?
- Are consumers switching towards more convenient grocery channels?
- Are independent and family run grocery stores coming under pressure in USA?

Why buy this report?

- Gain competitive intelligence about market leaders
- Track key industry trends, opportunities and threats
- Inform your marketing, brand, strategy and market development, sales and supply functions

This industry report originates from Passport, our Retailing market research database.

Table of Contents

http://www.euromonitor.com/grocery-retailers-in-the-us/report 09/12/2014

4

State of the Industry 2014

Home / Knowledge Center / Industry Insights

THE STATE OF THE SPECIALTY FOOD INDUSTRY 2014

THE STATE OF THE
SPECIALTY
FOOD
INDUSTRY
2014

Sales of specialty foods continue to boom. From 2011 to 2013, sales increased by 18.4 percent. In 2013, retail dollar sales grew an impressive 8 percent. Working with Mintel International and SPINS, the Specialty Food Association has tracked sales of specialty foods through supermarkets, specialty food stores, and natural food retailers, as well as gathered benchmarking data from the supply chain. Here are some of the highlights:

- Total specialty food sales in 2013 topped $88.3 billion.
- Approximately 80 percent of specialty food sales are at retail.
- Cheese and Cheese Alternatives is the largest category, with $3.99 billion in sales in 2013, and a growth rate of 16.1 percent between 2011 and 2013.
- The fastest-growing categories include Nut and Seed Butters (51.6 percent), Eggs (35.9 percent), and Frozen Desserts (28.2 percent).
- Categories with the most significant penetration are Refrigerated Salsas and Dips (49.8 percent) and Tea (40.1 percent).
- With growth slowing in mainstream supermarkets, unit sales were also sluggish, showing a -0.8 percent change from 2011 to 2013. Unit sales in natural food stores and specialty food stores grew more rapidly: 23.2 percent and 21.1 percent, respectively, according to data from SPINS tracked channels.
- In retail segments, specialty food stores recorded the biggest sales increase, at 42.4 percent between 2011 and 2013, followed by natural food stores, at 33.8 percent.
- More than 8 in 10 specialty food manufacturers recorded positive sales in 2013.
- Distributors say non-GMO has the highest potential for growth of all product claims over the next three years.
- Importers report that Latin and Mediterranean are two of the fastest-growing cuisines.
- The size of the average specialty food store is 4,748 square feet, with 1,877 SKUs. Average transactions per week exceed 2,500.
- Seven in 10 specialty food retailers report that Local is the most important product claim.

THE STATISTICS

Here are top level statistics with regards to the size of the Specialty Food Industry at Retail and Foodservice.
For the Summary and Full Report please see below.

TOTAL U.S. SALES OF SPECIALTY FOODS

	2011 $ Million	2012 $ Million	2013 $ Million	% Share	% Change 2011–2013
Retail	59,312	64,995	70,200	79.5	18.4
Foodservice	15,294	16,760	18,102	20.5	18.4
Total	**74,606**	**81,755**	**88,302**	**100.0**	**18.4**

Source: Mintel/SPINS/Nielsen

The specialty food sector rose 18.4 percent during 2011-2013. Some signs indicate the market is beginning to mature, but the growth rate has not faded much; during 2010-2012, the rate of change was 22.1 percent. The foodservice and retail channels continue to grow at about the same pace, such that foodservice continues to account for a 20.5 percent share, while all retail outlets combined transact 79.5 percent.

TOTAL U.S. RETAIL DOLLAR SALES OF SPECIALTY FOODS

	Sales at Current Prices			Sales at Inflation-Adjusted Prices*		
	$ Million	% Change	Index	$ Million	% Change	Index
2011	59,312	—	100	61,875	—	100
2012	64,995	9.6	110	66,425	7.4	107
2013	70,200	8.0	118	70,200	5.7	113

Includes PLU, Trader Joe's, and Whole Foods Market, but not Walmart
*Adjusted for inflation using the All Items CPI

Source: Mintel/SPINS/Nielsen

http://www.specialtyfood.com/knowledge-center/industry-info/state-industry-14/ 14/10/2014

5

Hot Sauce Production in the US Market Research | IBISWorld

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Hot Sauce Production in the US: Market Research Report

Market Research • Market Size • Industry Statistics • Industry Analysis • Industry Trends

Hot Sauce Production Market Research Report | Consumer Goods & Services | Food Production | Mar 2014

Hot commodity: Immigration activity and hot sauce popularity continue to drive growth

IBISWorld's Hot Sauce Production market research report can be used to help you: understand market size and growth potential; major companies; draft business plans and pitch books; and conduct benchmarking and SWOT analysis. Our industry analysis highlights macro industry trends in the overall sector and micro trends faced by companies that do business in the industry. The industry report also provides key industry statistics and 5-year forecasts to anticipate future industry prospects so you can decide with confidence.

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Report Snapshot

Market Share of Companies

Mcllhenny Company XX%

Reckitt Benckiser PLC XX%

Industry Statistics & Market Size

Revenue	Annual Growth 09-14	Annual Growth 14-19
$1bn	3.6%	X.X%
Profit	**Employment**	**Businesses**
X.X%	3,112	153

Industry Analysis & Industry Trends

This industry manufactures spicy sauce made from chili peppers and other ingredients. These products are then packaged and sold directly to consumers or distributed to grocery wholesalers, supermarkets, specialty food stores and food-service contractors. With a highly diverse product range, the industry has managed to remain resilient despite changing consumer trends, falling incomes and the economic recession. Major players have responded to these obstacles with timely and clever product introductions that incorporate emerging trends into their products and promotional strategies.... purchase to read more

Industry Report - Industry Key Buyers Chapter

The Hot Sauce Production industry has a low degree of concentration, with the top four firms comprising about 38.9% of overall industry revenue. The remainder of the market is consists mainly of small-scale and local firms that produce relatively specialized products for niche markets, such as consumers who desire extremely spicy sauces. Industry firms range in size, from multi-national companies offering several types or brands of sauces to small firms that produce only a single product, such as the Mcllhenny Company, maker of the well-known Tabasco brand hot sauce.

Over the past five years, smaller players have gained footholds as demand has grown for an increasing variety of ethnic and specialty hot sauces... purchase to read more

"The reports are very user friendly and a good source of information on both prior trends as well as projected trends within the industry."

American Express

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Deutsche Bank

Industry Products | Related Reports | Table of Contents

What is the Hot Sauce Production Industry?

This industry manufactures spicy sauce made from chili peppers and other ingredients. These products are then packaged and sold directly to consumers or distributed to grocery wholesalers, supermarkets, specialty food stores and food-service contractors. This industry excludes producers of chunky salsa and paste-style products such as hot curry or chili pastes.

http://www.ibisworld.com/industry/hot-sauce-production.html 09/12/2014

6